Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SAIC® From Science to Solutions™ Investor Relations/ IPO Schedule/Q&A First, a Few Important Reminders … Tom Darcy EVP, Strategic Projects

First, a Few Important Reminders …

“… longer-term, our capital structure may not be able to provide the cash required to simultaneously buy back stock and invest sufficiently in our business.” (Ken Dahlberg, June 6, 2005 Strategic Plan Update)

How Did We get Here: the key factors Management and Board Strategic Planning exercise Commitment to building SAIC through organic growth and strategic acquisitions

Reaffirmation of culture of customer focus, high ethics, technical excellence, entrepreneurship and employee ownership

Profitable business that generated >$500M in cash flow in FY05 But … a capital structure that absorbed $2.5B of cash for stock repurchases in five years ending FY05 (and another $500M+ since then)

Conflict in future years over resources to fulfill growth commitment while also supporting stock repurchase demand

First, a Few Important Reminders …

How Did We Get Here: the conclusion

After evaluating alternatives, IPO is best option to execute our strategy

Preserves operating cash flow for organic and acquisition investment rather than stock repurchases

Provides public currency to pursue strategic acquisitions that otherwise might not be available to us

Preserves significant employee ownership culture

Raises profile/brand to support hiring and retention of outstanding people

“ … an IPO can allow us to sustain our culture – but only if all of us preserve, honor, and respect our heritage and hold constant the truly intrinsic values of our culture.”

(Ken Dahlberg, September 1, 2005 letter to employees)

First, a Few Important Reminders …

“Although the IPO has been delayed, we remain committed to completing our IPO.”

(Ken Dahlberg, CEO Quarterly Update Letter,

June 5, 2006) Now that we’re here: what is planned

A “merger” creating SAIC, Inc., and preferred shares for current stockholders to facilitate the public offering (the merger does not affect how we do business with our customers) An initial public offering of common shares

A proposed dividend to current SAIC shareholders Execution of our strategy with focus on our customers and people to drive continued growth and success “Execute – Grow – Invest”

Investor Relations Q&A

Stuart Davis

SVP, Investor Relations

Who are you?

21 years at SRA (NYSE:SRX)

13 years in the line (economic/management consulting)

2	years directing strategic planning and initiatives
2	years directing compensation
4	years directing investor relations

SRA as a private company …

Strong, independent culture

Fortune 100 Best Places to Work in America—3 years

24 years of growth and profitability—all organic

Internal equity program modeled after SAIC

SRA as a public company …

Strong, independent culture

Fortune 100 Best Places to Work in America—7 years

Much better financial results and returns

I have been shaped by a long career at a great company—one that has a tremendous respect for SAIC

What’s it like to be public? Common Misperception: public companies must focus on quarterly results to the detriment of the long-term health of the company and its employees My experience: going public need not change management focus and can strengthen a company Being public brings lots of challenges, but can be very rewarding for customers, employees, and shareholders Accountability for results Focus on efficient operations Focus on growth (increase in investment) Enhanced professional opportunities Accelerated organic growth + acquisitive growth Increased liquidity for long-term holders No change to services business value drivers Delight your customers Take care of your people Operate with excellence If you want short-term upside, focus on the short-term; if you want long-term upside, focus on the long-term Page 7

What Is Investor Relations?

Investor relations is a strategic corporate marketing activity, combining the disciplines of finance and communication, which provides present and potential investors with an accurate portrayal of a company’s performance and prospects. Conducted effectively, investor relations can have a positive effect on a company’s total value relative to that of the overall market and a company’s cost of capital.

National Investor Relations Institute

IR is not an optional activity—we must do it well to compete successfully for capital and create a fair valuation in the public marketplace

Focus is on full and fair valuation

Long-term NOT short-term Accurate portrayal of company NOT stock hyping Regulation Fair Disclosure (RegFD) drives communications approach Equal access to material information Simultaneous public disclosure (e.g., press release) Page 8

OK, but what will you do? Coordinate with the management team to:

Present our story to external investors Target new investors

Comfort existing shareholders Present our story to employee owners

Present our story to sell-side analysts Expect ~20 analysts to initiate research coverage within two years of IPO

Provide information to ensure their expectations and forecasts are reasonable

Prepare investor communications Earnings press releases Quarterly conference calls (Script and Q&A)

At its core, IR is about communication

What will people ask you?

What differentiates you from other companies?

What science? What solutions?

How can you bid, win, and successfully execute large, complex programs?

How can you accelerate growth and improve your margins?

How can you hire and retain enough people?

What is happening with the Government Services market?

What is your acquisition strategy?

How’s the quarter going?

Most investors will have the same set of questions Page 10

What metrics matter?

Income Statement

Revenue, esp YoY organic growth rate

EPS, esp YoY growth rate

Operating Margin

Balance Sheet/Statement of Cash Flows Free cash flow

Days sales outstanding Business Development

Awards Backlog Pipeline

People Management Voluntary attrition rate Net hires Direct labor utilization (timesold)

Investors and analysts will measure the health of the company across a number of different dimensions

Note: Many metrics assessed as:

actual results vs. forecast

actual results vs. “consensus”

actual results vs. peers

How are we going to run IR?

The best way to reward our shareholders is to run our business as well as possible

Our focus is the business not the market

Maintain proactive, professional dialogue with analysts

Target compatible investors (regardless of valuation)

Foster sell-side understanding (regardless of banking relationships or research ratings)

Deliver what we promise

Guidance must be reliable

Consistency is cherished by Wall Street

Focus on long-term value

Uphold our motto of “Ethics and Quality: Good Values…Good Business”

Our approach to disclosure must be consistent with who we are as a company

How will we position SAIC to the Street?

SAIC combines the focus of “pure-plays” with the scale, capability, and credibility of large, diversified integrators

Established provider in a huge, attractive market

Growing presence in targeted commercial verticals

Tremendous potential growth opportunity by taking advantage of our scale

Retain entrepreneurial spirit

Target larger procurements

Cross-sell capabilities

Streamline corporate operations

Institute discipline processes

Investors are not buying based on past results but on expectations of the future

What is the IPO timeline?

40 days

2-3 months

Quiet Period

Road Show

Mail proxy

Ring bell/

begin

trading

Special shareholder meeting

IPO process is both chaotic and efficient

SEC declares S-4 effective

SAIC IPO process is complicated by:

Broad employee ownership and need for special meeting

Special dividend to create more efficient cash position

Employee expectations for liquidity pre-IPO

Road show (about two weeks):

Meet w/ institutional investors—up to 8 meetings per day, either 1-on-1 or in large group lunches

Visit 1-2 different cities each day

Raise ~$1.7B capital to create liquid market for SAIC stock and grow the company

What about Employee Ownership?

A Culture of Ownership is a core value

Founding principal and cornerstone of the company

Contributing factor to our continued success

Tied to employee satisfaction, commitment, retention

Integral part of our story to investors

Even if not “employee owned,” we can:

Support employee equity participation

Retain a culture of ownership

IR and EOR are merging to create “Investor and Employee Owner Relations”

Ensure consistent information for all investors

Enhance communications to broaden understanding of our markets and how to build shareholder value

Sustain employee ownership culture

Employee ownership culture is part of our past, present, and future

Employee Ownership & the C.E.O. Program

Lynn Thompson

VP, Employee Owner Relations

P4FY07 Cumulative Employee Certifications 51% of SAIC Employees are Certified Employee Owners (C.E.O.s)

21,878

Total C.E.O.s

21,726

P4FY07 Cumulative Employee Certifications

51% of SAIC Employees are Certified Employee Owners (C.E.O.s)

21,878 Total C.E.O.s



22500
20000
17500
15000
12500
10000
7500
5000
2500
0
1,300
2,602
5,183
8,071
9,724
12,801
16,844
17,241
19,645
21,726
29%
First 12 Months
58%
2nd Year
Q2-FY03
Q3-FY03
Q4-FY03
Q1-FY04
Q2-FY04
Q3-FY04
Q4-FY04
Q1-FY05
Q2-FY05
Q3-FY05
Q4-FY05
Q1-FY06
Q2-FY06
Q3-FY06
Q4-FY06
Q1-FY07
P4-FY07
Certified Employee Owners (C.E.O.s)
Completed 1 or more C.E.O. sessions

SAIC
From Science to Solutions™

Page 17

The Value of the C.E.O. Program

1. C.E.O.s have 44% Lower Turnover and Higher Retention than SAIC employees overall.

Based on HR comparison of voluntary terms in FY06 as of 1/31/06.

2. C.E.O.s have Greater Participation in All SAIC Stock and Retirement Programs.

3. Owning Stock is associated with Higher Employee Satisfaction and Commitment according to HC best practices.

In our last Employee Opinion Survey SAIC employees had 33% higher satisfaction & 30% higher commitment than our industry peers.

Strengthening the C.E.O. Program

C.E.O Program	Content Before	Content FY07 FORWARD
OK 1 – Your Opportunity for Success	SAIC History, Org Structure	▪ Vision, Mission, Values ▪ History Highlights ▪ SAIC Values & the Culture of Discipline ▪ SAIC Strategic Objectives ▪ SAIC Differentiators & EVP
OK 2 – Your Opportunity to Own	Bull, Inc. Trade Cycle & Process FTBP, CMOP Options, Option calculator	▪ ESPP & Accumulation Examples ▪ Performance Ownership - Bonus Program ▪ Overview of Mellon Investor Services ▪ Accessing the MellonOne web portal
OK 3 – Your Opportunity for a Secure Retirement	Retirement Plans	▪ SAIC Retirement Plan ▪ Mutual Fund Choices ▪ Asset Allocation ▪ Access Account through Vanguard
OK 4 – Your Opportunity to Understand SAIC Financial & Performance Metrics	Stock Pricing Process Stock Pricing Formula EBITDA	▪ Income, Balance & Cash Flow Statements Overviews ▪ Cash Flow Management ▪ Performance Metrics ▪ Balanced Scorecard

SAIC®
From Science to Solutions™

Page 19

Gully Task Force: Reestablishing EO in a Post-IPO World

Answer 3 Questions:

1. How our EO Culture will be sustained after the IPO?

2. What the End State looks like?

3. What Programs, Activities & Communications are needed to get there?

Progress to Date:

Affirmed our 6 core values and developed descriptions.

Streamlined the purpose.

Obtained employee & leader feedback.

Aligned SAIC’s 11 competencies with values.

Now associating programs with each value.

Will develop communication & change management plan to integrate into company post-IPO.

Employee Q&As

EVP Tom Darcy

SVP Stuart Davis

VP Lynn Thompson

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.